UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number

NOTIFICATION OF LATE FILING

(Check One):

Form 10-K X	Form 11-K	Form 20-F	Form 10-Q

For Period Ended: December 31, 2007

Transition Report on Form 10-K	Transition Report on Form 10-Q
Transition Report on Form 20-F	Transition Report on Form N-SAR
Transition Report on Form 11-K

For Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:     Ovale Group, Inc.

Former Name if Applicable: Orion Diversified Technologies, Inc;

Address of Principal Executive Office (Street and Number):  14 Front Street, Suite 200

City, State and Zip Code:    Hempstead, NY 11550

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

Additional time is required for the filing of the 10-KSB for the fiscal year ended December 31, 2007 due to the preparation and analysis of certain documents and transactions.

Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Irwin Pearl	888	642-4800
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

X Yes      No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               X Yes        No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company sustained a loss $1,121,000 in the fiscal year ended December 31, 2007 as compared to $1,201,000 in the equivalent fiscal year ended December 31, 2006

OVALE GROUP, INC.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 26, 2008	By: /s/ Irwin Pearl
Name: Irwin Pearl
Title: President